STRATEGIC
Technologies Inc.

FIRST QUARTER
December 31, 2005



STRATEGIC Technologies Inc.
Consolidated Balance Sheets (Unaudited)
Expressed in Canadian Dollars

	December 31 2005 $	September 30 2005 $
ASSETS		
Current		
Cash	**1,170,990**	1,338,582
Accounts receivable	**640,398**	1,035,686
Income taxes recoverable	**96,307**	96,307
Inventory	**777,220**	695,656
Prepaids	**57,463**	88,231
	2,742,378	3,254,462
Property and equipment	**602,045**	667,929
Intangible assets	**305,922**	352,950
	3,650,344	4,275,341
LIABILITIES		
Current		
Accounts payable and accrued liabilities	**508,754**	866,238
Customer deposits	**5,156**	5,162
Loans and notes payable (Note 5)	**392,896**	413,896
Debentures payable	**1,582,000**	1,582,000
	2,488,806	2,867,296
SHAREHOLDERS' EQUIITY		
Share capital	**14,500,112**	14,500,112
Contributed surplus	**401,309**	401,309
Cumulative translation adjustment	**(222,058)**	(218,005)
Deficit	**(13,517,825)**	(13,275,371)
	1,161,538	1,408,045
	3,650,344	4,275,341

See accompanying notes to consolidated financial statements

Continuing Operations (Note 1)

On behalf of the Board

Director

Director

STRATEGIC Technologies Inc.
Consolidated Statements of Operations (Unaudited)
Periods Ended December 31
Expressed in Canadian Dollars

	FIRST QUARTER	
	2005	2004
	$	$
Revenues	**1,011,377**	1,202,994
Cost of sales	**574,299**	739,640
Gross Profit	**437,078**	463,353
Sales and marketing	**250,347**	266,621
General and administration	**129,392**	701,573
Research and development	**85,087**	115,216
Financing charges	**116,310**	126,382
Depreciation and amortization	**82,556**	114,871
Foreign exchange loss	**15,840**	25,511
Write off of advance to subsidiary sold	**-**	64,424
	679,532	1,414,598
Loss before income taxes	**(242,454)**	(951,245)
Income taxes	**-**	(7,434)
Net loss	**(242,454)**	(943,811)
Loss per share		
Basic	**($0.01)**	($0.05)
Weighted average number of shares		
Basic	**18,812,213**	17,586,982

See accompanying notes to consolidated financial statements

Consolidated Statements of Deficit (Unaudited)
Periods Ended December 31
Expressed in Canadian Dollars

	2005	2004
	$	$
Deficit, Beginning of period	**(13,275,371)**	(11,361,235)
Net loss	**(242,454)**	(943,811)
Deficit, End of period	**(13,517,825)**	(12,305,046)

See accompanying notes to consolidated financial statements

STRATEGIC Technologies Inc.
Consolidated Statements of Cash Flows (Unaudited)
Periods Ended December 31
Expressed in Canadian Dollars

	FIRST QUARTER	
	2005	2004
	$	$
OPERATING ACTIVITIES		
Net loss	**(242,454)**	(943,811)
Items not involving cash:		
Depreciation and amortization	**32,556**	114,872
Future income taxes	**-**	(7,434)
Amortization of deferred financing costs	**48,579**	48,579
Stock-based compensation	**-**	20.064
Exchange adjustment	**6,330**	(13,503)
Other	**(1,400)**	(3,759)
Non-cash working capital changes	**12,998**	194,913
	(120,386)	(590,080)
INVESTING ACTIVITIES		
Proceeds from disposal of subsidiary	**-**	1,121,634
Property and equipment acquisitions	**(24,295)**	(131,301)
Other assets additions	**(1,910)**	(2,894)
	26,205	987,439
FINANCING ACTIVITIES		
Repayment of loans payable	**(21,000)**	(560,332)
Net decrease in cash	**(167,592)**	(162,973)
Cash, beginning of period	**1,338,582**	938,334
Cash, end of period	**1,170,990**	775,361
Cash and cash equivalents are comprised of:		
Cash in banks	**1,170,990**	955,241
Bank indebtedness	**-**	(179,880)
	1,170,990	775,361
Supplementary Cash Flow Disclosure		
Interest Paid	**67,731**	72,728
Income taxes paid	**-**	113,320

See accompanying notes to consolidated financial statements.

STRATEGIC Technologies Inc.
Notes to Consolidated Financial Statements (Unaudited)
December 31, 2005 and 2004
Expressed in Canadian Dollars

1. **CONTINUING OPERATIONS**
Strategic Technologies Inc. (the "Company") manufactures and distributes electronic curfew monitoring systems which monitors the curfew compliance of offenders who are in correctional systems in the United States, Australia and France. The Company also designs and sells sophisticated communication surveillance and intelligence gathering equipment for the law enforcement and defense industries in the United States and Canada.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles applicable to a going concern which assumes that the Company will realize its assets and discharge its liabilities in the normal course of business. The Company has incurred losses in 2005 and 2004.

Continuation of operations is dependant upon the continued support of its creditors, the ability of the Company to secure adequate additional financing, and ultimately upon achieving future profitable operations.

If the Company is unable to continue as a going concern, it is likely that the assets will be realized at amounts significantly lower than the carrying value and the Company may not be able to fully satisfy all its obligations to secured and unsecured creditors.

2. **SIGNIFICANT ACCOUNTING POLICIES**
The Company's financial statements have been prepared following Canadian generally accepted accounting principles. The measurement of certain assets and liabilities is dependent upon future events whose outcome will not be fully known until future periods. Therefore the preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Actual results may vary from those estimated.

These unaudited interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements for the year ended September 30, 2005 as set out in the Company's Annual Report.

3. **STOCK BASED COMPENSATION**
The Company accounts for all stock-based payments granted on or after October 1, 2002, using the fair value based method. Under the fair value based method, stock-based payments are measured at the fair value of the equity instruments issued at the date of grant using the Black-Scholes option pricing model. The estimated weighted-average fair value of the options was determined using the following weighted-average assumptions:

Fair value of options	$0.40
Risk-free interest rate	3.50%
Expected hold period to exercise	4 years
Volatility in stock price	86.25%
Dividend yield	0.00%

4. SEGMENT INFORMATION

	FIRST QUARTER	
	2005	2004
	$	$
Revenues – Corrections	**502,320**	765,439
Revenues – Law Enforcement	**509,057**	437,555
Net Income (Loss) – Corrections	**(193,618)**	(812,138)
Net Income (Loss) – Law Enforcement	**(48,836)**	(131,673)
Capital Expenditures – Corrections	**24,295**	123,709
Capital Expenditures – Law Enforcement	**-**	10,486

5. LOANS AND NOTES PAYABLE

	2005	2004
	$	$
Western Economic Diversification Fund Loan, bearing interest at Bank of Canada prime lending rate plus 3%, due May, 2006	**33,506**	95,506
Loan Payable, non interest bearing, due March 3, 2005	**179,695**	290,624
4% Notes Payable, due March 3, 2005	**179,695**	290,623
	392,896	676,753
Less long term portion	**-**	35,000
	392,896	641,753

6. COMPARATIVE FIGURES

Certain of the comparative figures have been reclassified to conform with the current year's presentation.

7. DEBENTURES PAYABLE

	2005	2004
	$	$
Debentures payable, bearing interest at 12% per annum, payable monthly, due September 3, 2006	1,582,000	1,582,000

The debentures are secured by a General Security Agreement over all the assets of the company. In addition the Company provided a pledge of the shares of its subsidiaries, Tactical Technologies Inc. and On Guard Plus Limited. The Company may redeem the debentures at any time, without penalty. As part of the financing, the Company issued 1,740,200 warrants exercisable into common shares at $0.60 each. The warrants have a two year term from date of issue and expire on September 3, 2006. The fair value of the warrants measured at $199,183 has been treated as deferred financing fees and are being amortized over the life of the debt.

Directors and Officers

Doug H. Blakeway*
Director, President & Chief Executive Officer
STRATEGIC Technologies Inc.
Director, Chairman & Chief Executive Officer
TACTICAL Technologies Inc.
ON GUARD Plus Limited

Ian M. Brown
Director, Vice President, Secretary & Chief Financial Officer
STRATEGIC Technologies Inc.

Kenneth R. Tolmie*
Director, Chairman, Audit Committee
STRATEGIC Technologies Inc.

Hugh Maxwell, CA
Non-executive Director
ON GUARD Plus Limited

*Denotes member of Audit Committee

Robert J. Thomas, Jr.*
Director
STRATEGIC Technologies Inc.

President
ON GUARD Plus Limited

Richard B. Snyder

President
TACTICAL Technologies Inc.

Steve L. Rosset
Vice President, Technical
STRATEGIC Technologies Inc.

Lynn J. Blakeway
Vice President
STRATEGIC Technologies Inc.

Corporate Information

STRATEGIC Technologies Inc. (Canada)
103 – 6592 – 176 Street
Surrey, British Columbia V3S 4G5

Telephone: (604) 576-8658
Facsimile: (604) 576-0436
Website: www.strategic-tech.com
eMail: exec@strategic-tech.com

Wholly-owned subsidiaries
TACTICAL Technologies Inc. (United States)
ON GUARD Plus Limited (United Kingdom)

Legal Counsel and Records Office
Lang Michener
1500 – 1055 West Georgia Street
Vancouver, British Columbia V6E 4N7

Stock Exchange Listing
TSX Venture Exchange Symbol – **STI**
In the USA, Sec. 12g – exemption #82-1548
Trade USA Pink Pages Symbol - **SGTKF**

Common Shares Authorized: Unlimited
Common Shares Issued: 18,812,213
(at February 9, 2006)

Strategic Monitoring Services, Inc. (inactive)
Capstone Technologies Inc. (inactive)
C-TRACK (UK) Limited (inactive)

Registrar and Transfer Agent
Computershare Investor Services Inc.
408 – 510 Burrard Street
Vancouver, British Columbia V6C 3B9

Auditors: **Deloitte & Touche LLP**
Bankers: **Toronto Dominion Bank**